UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934

                           For the month of July, 2003

                         Commission File Number: 0-29350

                                  Vasogen Inc.
                 (Translation of registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F[_]                       Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes[_]                             No    [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-    .
                                   ----




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     On July 23, 2003, Vasogen Inc. issued a press release announcing its second quarter results. The press release announcing Vasogen Inc's second quarter results is attached as Exhibit 99.1 to this report and is incorporated herein by reference. Management's Discussion and Analysis for the period ended May, 31, 2003 is attached as exhibit 99.2 to this report and is incorporated herein by reference. The document entitled "Reconciliation with United States Generally Accepted Accounting Principles for the Three and Six Months Ended May 31, 2003 and 2002" is attached as exhibit 99.3. The Confirmation of Mailing dated July
23, 2003 is attached as exhibit 99.4 to this report and is incorporated herein by reference. The KPMG Comfort Letter dated July 23, 2003 is attached as exhibit
99.5 to this report and is incorporated herein by reference. This form 6K report of Foreign Issuer is incorporated by reference into the prospectus and Registration Statement on Form F-10 of Vasogen Inc. (Registration No.
333-106958)




                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    VASOGEN INC.


                                       By: /s/ Christopher  Waddick
                                           ----------------------------
                                     Name: Christopher  Waddick
                                    Title: Executive Vice President and
                                           Chief Financial Officer

Date:  July 23, 2003






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                                  Exhibit List

Exhibit  Description
-------  -----------

99.1     Press release of Vasogen Inc. dated July 23, 2003
99.2 Management's Discussion and Analysis for the period ended May, 31, 2003

99.3 Reconciliation with United States Generally Accepted Accounting Principles for the Three and Six Months Ended May 31, 2003 and 2002.

99.4     Confirmation of Mailing dated July 23, 2003
99.5     KPMG Comfort Letter dated July 23, 2003